Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

February 25, 2026

VIA EDGAR

Laura Nicholson
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ranger Energy Services, Inc.
Registration Statement on Form S-3
File No. 333-293166

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Ranger Energy Services, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on February 27, 2026, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Heath C. Trisdale of King & Spalding LLP at (713) 751-3200. Thank you for your assistance and cooperation in this matter.

Sincerely,

RANGER ENERGY SERVICES, INC.

By:	/s/ Melissa Cougle
Melissa Cougle
Executive Vice President and Chief Financial Officer

cc:    Stuart N. Bodden, Ranger Energy Services, Inc.
Justin Whitley, Ranger Energy Services, Inc.
Jonathan B. Newton, King & Spalding LLP